GENTOR RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER OF 2019

The following management’s discussion and analysis ("MD&A"), which is dated as of November 26, 2019, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the "Company" or "Gentor") as at and for the three and nine month periods ended September 30, 2019. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements as at and for the three and nine month periods ended September 30, 2019 (the "interim financial statements") together with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2018 (the "Annual Financial Statements"). As the Company’s interim financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: having relinquished its only project (the Karaburun project in Turkey) effective at the end of 2017, the Company currently does not have any commercial operations and has no material assets; while the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms; uncertainties relating to the availability and costs of financing in the future; changes in equity markets; the Company's history of losses and expectation of future losses; and the other risks disclosed under the heading "Risk Factors" in the Company’s annual report on Form 20-F.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

As described in the going concern note to the interim financial statements, the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern. See also the "Liquidity and Capital Resources" section of this MD&A and the going concern note (note 1) in the interim financial statements.

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which held the Karaburun project in Turkey (which was the Company’s only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey at the end of 2017 and is currently evaluating new business opportunities.

In June 2018, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$400,000 (US $301,500). Mr. Arnold T. Kondrat ("Mr. Kondrat"), who is Chief Executive Officer, President and a director of the Company, purchased all of the said shares.

In October 2018, the Company closed a non-brokered private placement of 4,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$200,000 (US $153,551). Directors and officers of the Company purchased 3,075,000 of the said shares.

In May 2019, the Company closed a non-brokered private placement of 5,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$250,000 (US$187,125). Mr. Kondrat purchased 3,000,000 of the said shares.

In June 2019, the Company entered into a settlement agreement (the "Settlement Agreement") with Savannah Resources plc ("Savannah") relating to the deferred consideration payable to Gentor pursuant to the terms of the sale by Gentor to Savannah in July 2014 of the Company’s properties in Oman (see Gentor’s press release dated June 20, 2019 for a description of the said deferred consideration). Savannah is an AIM-listed resource development company. Under the Settlement Agreement, the Company and Savannah agreed to fully settle the said deferred consideration in exchange for (a) the payment by Savannah to the Company of $100,000 (with $50,000 being payable 30 days from the date of signing the Settlement Agreement and $50,000 being payable six months from the date of signing the Settlement Agreement), and (b) the issuance to the Company by Savannah of $200,000 worth of Savannah shares (being 3,008,025 shares). Such shares are subject to a six-month orderly market restriction.

Results of Operations

For the three and nine months ended September 30, 2019, the Company had net income of $105,802 ($0.00 per share) and a net loss of $131,870 ($0.00 per share), respectively, as compared to a net loss of $84 ($0.00 per share) and net income of $45,159 ($0.00 per share) during the respective three and nine months ended September 30, 2018. During the three and nine months ended September 30, 2019, variances in expenses occurred in the expense categories described below as compared to the corresponding periods in 2018.

Management and consulting fees
From January 1, 2019, the Company has recorded a salary expense instead of management fees for services rendered by Mr. Kondrat (see employee benefits below). Accordingly, the Company did not incur any management fees during the three and the nine months ended September 30, 2019 compared to $27,608 and $84,031 incurred during the respective three and nine-month periods ended September 30, 2018. Consulting fees increased to $15,486 and $52,396 during the three and nine months ended September 30, 2019 compared to $nil for both corresponding periods in 2018. The increase in consulting fees was mainly due to the Company’s efforts to seek and evaluate new business opportunities.

Professional fees
Professional fees increased to $12,174 and $33,001 during the respective three and nine months ended September 30, 2019, compared to $813 and $1,686 incurred during the three and nine month periods in 2018. The higher costs in the three and nine month periods ended September 30, 2019 as compared to the corresponding periods of 2018 were mainly due to higher legal fees.

General and administrative expenses
General and administrative expenses increased to $73,791 and $283,969 during the respective three and nine months ended September 30, 2019 compared to $39,962 and $121,198 incurred during the respective corresponding periods in 2018. The expense items listed below are included in general and administrative expenses:

Travel expense
The Company incurred travel expenses of $nil and $5,912 during the respective three and nine months ended September 30, 2019, compared to $1,124 and $1,922 during the corresponding periods in 2018. The increase in travel expenses is a result of increased promotional activity for the Company during the second quarter of 2019.

Employee benefits
The Company’s employee benefits expense increased to $47,123 and $166,989 during the respective three and nine months ended September 30, 2019, compared to $7,848 and $23,794 incurred during the corresponding periods in 2018 due to increased personnel being paid out of the Toronto office.

Other
Other general and administrative expenses incurred during the three and nine months ended September 30, 2019 include shareholder information expenses of $23 and $35,238 respectively (three and nine months ended September 30, 2018 – $12,973 and $35,029 respectively). Such expenses also include rent expense of $25,834 and $61,895 for the three and nine months ended September 30, 2019 respectively ($8,464 and $41,720, respectively for the three and nine months ended September 30, 2018); as well as other office expenses of $810 and $13,936 respectively for the three and nine months ended September 30, 2019 (three and nine months ended September 30, 2018 – $9,552 and $18,723 respectively).

Stock-based compensation expense
Stock-based compensation expense was $6,193 and $8,155, respectively, for the three and nine months ended September 30, 2019 ($nil and $nil respectively, for the three and nine months ended September 30, 2018) due to the expense recorded on the stock options issued in 2019.

Canadian dollar common share purchase warrants
Canadian dollar common share purchase warrants incurred a gain of $26,744 and $59,740 during the respective three and nine months ended September 30, 2019 compared to a gain of $51,900 and $249,117 during the respective three and nine months ended September 30, 2018. The gains are related to the fair value adjustments for the derivative instruments.

Foreign exchange gain
The Company recorded a foreign exchange gain of $5,149 and $4,194 during the respective three and nine month periods ended September 30, 2019 compared to a foreign exchange gain of $16,167 and $2,602 during the corresponding periods in 2018, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Summary of Quarterly Results

The following table sets out certain consolidated financial information of the Company for each of the last eight quarters, from the fourth quarter of fiscal 2017 to the third quarter of fiscal 2019. This financial information has been prepared in accordance with US Generally Accepted Accounting Principles ("US GAAP"). The Company’s presentation and functional currency is the United States dollar.

	2019	2019	2019	2018
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Net income (loss)	$105,802	$ (127,945)	$ (109,727)	$ (85,901)
Net income (loss) per share	$ 0.00	$ (0.00)	$ (0.00)	$ (0.01)

	2018	2018	2018	2017
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Net (loss) income	$ (84)	$ (98,625)	$ 143,868	$ (148,985)
Net (loss) income per share	$ (0.00)	$ (0.00)	$ 0.01	$ (0.00)

The Company reported net income of $105,802 during the third quarter of 2019 compared to a net loss of $127,945 during the second quarter of 2019. The net income was mainly due to the recognition of a gain of $181,340 on deferred consideration paid under the Settlement Agreement with Savannah with respect to the Oman discontinued operations, as well as lower consulting costs and general and administration costs being incurred in third quarter as compared to the second quarter of 2019.

The Company reported a net loss of $127,945 during the second quarter of 2019 compared to a net loss of $109,727 during the first quarter of 2019. The increase in the net loss was mainly due to higher management and consulting fees of $35,386 during the second quarter of 2019 compared to $1,524 during the first quarter of 2019. This was offset by lower general and administrative expenses of $94,508 during the second quarter of 2019 compared to $115,670 during the first quarter of 2019.

The Company reported a net loss of $109,727 during the first quarter of 2019 compared to a net loss of $85,901 during the fourth quarter of 2018. The increase in the net loss was mainly due to higher general and administrative expenses of $115,670 during the first quarter of 2019 compared to $77,892 during the fourth quarter of 2018.

The Company reported a net loss of $85,901 during the fourth quarter of 2018 compared to a net loss of $84 during the third quarter of 2018. The increase in the net loss was mainly due to higher general and administrative expenses of $77,892 during the fourth quarter of 2018 compared to $23,795 during the third quarter of 2018.

The Company reported a net loss of $84 during the third quarter of 2018 compared to a net loss of $98,625 for the second quarter of 2018. The change in results was related mainly to a gain of $51,900 on the fair value adjustment of the common share purchase warrants for the third quarter of 2018 compared to a loss of $15,357 for such adjustment recorded during the second quarter of 2018.

The Company reported a net loss of $98,625 during the second quarter of 2018 compared to net income of $143,868 for the first quarter of 2018. The change in results was related mainly to a loss of $15,357 on the fair value adjustment of the common share purchase warrants for the second quarter of 2018 compared to a gain of $212,574 for such adjustment recorded during the first quarter of 2018.

The Company reported net income of $143,868 during the first quarter of 2018 compared to a net loss of $148,985 incurred during the fourth quarter of 2017. The net income was mainly due to a gain of $212,574 on the fair value adjustment of the common share purchase warrants recorded for Q1 2018.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s cash balance at September 30, 2019 was $31,469 as compared to $6,054 at December 31, 2018. The increase was due to $187,125 cash received from the May 2019 private placement offset by $211,710 of cash utilized by operating activities during the nine months ended September 30, 2019, as well as the $50,000 received under the Settlement Agreement with Savannah.

In June 2018, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$400,000 (US $301,500). Mr. Kondrat purchased all of the said shares.

In October 2018, the Company closed a non-brokered private placement of 4,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$200,000 (US $153,551). Directors and officers of the Company purchased 3,075,000 of the said shares.

In May 2019, the Company closed a non-brokered private placement of 5,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$250,000 (US$187,125). Mr. Kondrat purchased 3,000,000 of the said shares.

Reference is also made to the disclosure under "General" above with respect to the Settlement Agreement entered into by Gentor with Savannah in June 2019 relating to the settlement of certain deferred consideration payable to Gentor.

The Company expects to raise additional funds through additional offerings of its equity securities to funds its activities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in any property held by it. There can be no assurance the Company would be successful in selling any such interest.

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0008 per share. As of November 26, 2019, the Company had outstanding 38,906,742 common shares and 1,040,000 stock options. In November 2019, 5,000,000 common share purchase warrants of the Company expired unexercised.

Related Party Transactions

As of September 30, 2019, an amount of $198,155 (December 31, 2018 - $97,856) was owed to Mr. Kondrat, which includes salary and fees in arrears and advances.

As of September 30, 2019, an amount of $10,485 (December 31, 2018 – $10,485) was owed to Kuuhubb Inc., a company with a common director until March 2019, for the payment of general and administrative expenses by Kuuhubb.

As of September 30, 2019, an amount of $83,758 (December 31, 2018 - $156,830) was owed to the Company by Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company.

All of the above related party transactions are in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

Recent Accounting Pronouncements

During 2019, the Company adopted Accounting Standard Update ("ASU") 2018-07 "Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting". The adoption of this ASU did not have any material impact on the Company’s interim condensed consolidated financial statements.

Accounting Pronouncements Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2019. For the nine month period ended September 30, 2019, there were no updates that are applicable or are consequential to the Company.

Significant Accounting Estimates

The preparation of the Company’s interim financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s interim financial statements include the following:

Mineral properties and exploration costs

Exploration costs pertaining to any mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company remains in the exploration stage and has not yet realized any revenue from operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses or reversals of previously recognized impairment losses were recorded during the first nine months of 2019

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not. The deferred taxes for the Company amount to $nil as at September 30, 2019.

Accounting Standards Codification 740, "Income Taxes" requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At September 30, 2019 the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock based compensation

The Company has a stock option plan, which is described in note 6(c) of the interim financial statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight-line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. As at September 30, 2019, the Company estimates that all the outstanding options previously granted will vest.

Fair value of financial instruments

The Company follows "Accounting Standards Codification" ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are remeasured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. For the nine-month period ended September 30, 2019 and for the year ended December 31, 2018, common share purchase warrants denominated in Canadian dollars were recognized as fair value derivative instruments.

At September 30, 2019 and December 31, 2018, the carrying values of the Company’s cash, accounts receivable, short term investments, due from or to related parties, advances receivables, accounts payable and accrued liabilities approximate fair value.

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations. The Company has not used derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at September 30, 2019. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at September 30, 2019.

Canadian
Dollars
Cash	$29,485
Accounts payable	(86,020)
Total foreign currency working capital	(56,535)
US$ exchange rate at September 30, 2019	0.7551
Total foreign currency net working capital in US$	(42,690)
Impact of a 10% strengthening of the US$ on net loss	(4,269)

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock-based compensation costs.

Other Risks and Uncertainties

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which held the Karaburun project in Turkey (which was the Company’s only project). The Company relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017 and is currently evaluating new business opportunities. As the Company currently does not have any commercial operations and has no material assets, an investment in the Company's common shares is considered highly speculative and involves a very high degree of risk.

While the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms. Further, even if a proposed transaction is identified, there can be no assurance that the Company will be able to complete the transaction. The transaction may be financed in whole, or in part, by the issuance of additional securities of the Company and this may result in further dilution to investors, which dilution may be significant, and which may also result in a change of control of the Company.

Reference is made to the Company's annual report on Form 20-F for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).